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                     VANGUARD(R) FUNDS PROSPECTUS SUPPLEMENT

             IMPORTANT INFORMATION ABOUT NEW CASH MANAGEMENT OPTION

Registrant Name: Vanguard Money Market Reserve
File Number:811-2554
Registrant CIK Number:0000106830





To meet the cash management needs of the Vanguard funds, Vanguard may invest the daily cash balance of a fund in one or more Vanguard CMT Funds, which are very low-cost money market funds established under a Securities and Exchange Commission exemptive order. Each Vanguard fund bears its proportionate share of the "at-cost" expenses of the Vanguard CMT Fund in which it invests.






























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Vanguard Marketing Corporation, Distributor.                       PSCMT  072004